

Mail Stop 3561

November 14, 2008

Mr. Matthew J. Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 954 ALT S #7
Silver Springs, Nevada 89429

> **Re: Pioneer Consulting Group, Inc.**
> **Item 4.01 8-K Filed November 13, 2008**
> **File No. 333-147634**

Dear Mr. Marcus:

We have reviewed your filing and have the following comments. We have limited our review to the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed November 13, 2008

1. We note that Maddox Ungar Silberstein, PLLC only reported on your financial statements for the most recent fiscal year. Please disclose that fact as Item 304(a)(1) of Regulation S-K requires disclosure of whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and disclosure of disagreements and reportable events during the two most recent years and any subsequent interim period preceding the date of resignation of the former accountant. Also clarify your disclosure in the third paragraph in this regard. In addition, revise your references in the fourth and seventh paragraphs to refer to Item 304(a)(1)(v) of Regulation S-K.

2. Please note that we view the resignation and engagement of auditors as two separate events that require reporting on Item 4.01 of Form 8-K. Please acknowledge your obligation to report the engagement of your new accountant within four business days and provide the disclosure required by paragraph (a)(2) of Item 304 of Regulation S-K.

3. Please note that you are also required file a letter from Maddox Ungar Silberstein, PLLC stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed as Exhibit 16.1 as opposed to Exhibit 99.2 within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

 If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

                                                        Sincerely,

                                                        Ta Tanisha Meadows
                                                        Staff Accountant